

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2024

JD Finley
Chief Executive Officer
Palisades Bio, Inc.
7750 El Camino Real, Suite 2A
Carlsbad, California 92009

   Re: Palisades Bio, Inc.
     Registration Statement on Form S-3
     Filed March 29, 2024
     File No. 333-278389

Dear JD Finley:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Tamika Sheppard at 202-551-8346 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Raul Silvestre